EXHIBIT 99.2
Conflict of Interest Guidelines
August 4, 2005
BACKGROUND
The Board of Directors of Stantec Inc. is entrusted by the shareholders of the company to enhance shareholder value. The Board of Directors believes it is imperative that employees of Stantec Inc. and its subsidiaries be seen to place the interests of the company above their own when engaged in Stantec business. The following points are intended to provide guidance for Stantec employees in cases where real, apparent, or potential conflicts of interest may arise. In addition to the foregoing, pursuant to Multilateral Instrument 52-109 of the Canadian Security Commission Administrators, Stantec’s Chief Executive Officer and Chief Financial Officer will be required to certify the existence and effectiveness of internal controls and disclosure controls in Stantec’s annual and interim filings. Based on the U.S. experience in the implementation of Sarbanes-Oxley, the prevailing view in Canada is that these controls should include a conflict of interest code.
POLICY
Region: Global
Definitions
The following words, phrases or terms used in the following Conflict of Interest Guidelines shall have the following meanings:
•	“Company” means Stantec Inc. or any of its wholly owned subsidiaries;

•	“Employees” means any director, officer or employee of Stantec;

•	“Stantec” means Stantec Inc. or any of its wholly owned subsidiaries;

•	“Supervisor” means the person to whom an Employee reports, and in the case of the President & CEO and members of the Board of Directors, means the Chairman of the Board of Directors.
We avoid conflicts of interest with Stantec and we do not use our relationship with Stantec for personal gain
Employees have a duty to be free from the influence of any conflicting interest when representing Stantec. In dealings with current or potential clients, sub-consultants, suppliers, contractors and competitors, employees should act in the best interests of the Company to the exclusion of personal advantage. A conflict of interest occurs when an individual’s personal or family interests may interfere with the performance of his or her duties or with the best interests of Stantec. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. Whether or not a conflict of interest exists or will exist can be unclear. Stantec employees should not compete with Stantec and should never let business dealings on behalf of Stantec be influenced, or even appear to be influenced, by

Reference: Conflict of Interest Guidelines

personal or family interests. The following is a non-exhaustive list of circumstances which may give rise to a conflict of interest:
A. Moonlighting without permission
You may not be employed by (or provide consulting services to) a client, subconsultant, supplier, or contractor of Stantec. Any activity that supports a competitor to the detriment of Stantec is prohibited. Employment by or service on the board of a client, competitor or other service provider is generally discouraged and must be approved in writing by your Supervisor.
All requests for outside employment and the disposition thereof shall be summarized in writing by the Supervisor and a copy of the summary shall be forwarded to the Regional HR Manager to be placed in the employee’s personnel file.
B. Conducting business transactions with a family member or with a business in which you have a financial interest
If you have or intend to acquire a financial interest that may give rise to a conflict, or if you propose to conduct Stantec business with a family member, you must seek written approval from your Supervisor. Persons evaluating whether ownership in a business constitutes a conflict of interest will consider:
i.	the size and nature of the investment;

ii.	the nature of the relationship between the other entity and Stantec;

iii.	the employee’s access to confidential information; and

iv.	the employee’s ability to influence Stantec decisions.
Material related-party transactions will be publicly disclosed as required by applicable laws and regulations.
C. Dealing with Stantec property
You should not buy, sell, or lease any kind of property, facilities, equipment, or service from or to Stantec, or to have a financial interest in any such property, facilities, equipment, or service, without the written approval of your Supervisor.
D. Dealing with Stantec information
Except in the best interests of Stantec, you should not give, release, or discuss with anyone not authorized by Stantec any data or information on Stantec activities which is not available to the general public, nor should you use such information for the personal advantage of your family, or friends.

Reference: Conflict of Interest Guidelines

E. Soliciting or accepting gifts
You should not seek or accept gifts, favors, loans or preferential treatment from any person or entity that does business or seeks to do business with Stantec except as provided below. Under no circumstances should you solicit any cash, loans, gifts, entertainment or other preferential treatment from clients, subcontractors, suppliers or contractors. You may not accept cash or loans under any circumstances, however you may accept gifts or entertainment usually associated with accepted business practices provided it is legal to do so. Where the offering of gifts, entertainment or preferential treatment materially exceeds nominal value to you or a member of your family, the circumstances should be promptly reported in writing by you to your Supervisor. If, after consultation with your Supervisor, you believe that acceptance of a gift, entertainment or preferential treatment in excess of nominal value is justified, the circumstances and a description of the gift, entertainment or preferential treatment must be disclosed by you, in writing, to the General Counsel. For the purposes of these guidelines, nominal value is deemed to be two hundred fifty dollars ($250) or less.
F. Compliance Responsibilities
These Guidelines are to be strictly followed at all times and under all circumstances. Any violation will subject an employee to disciplinary action, up to and including termination. The Board of Directors is ultimately responsible for monitoring compliance with these Guidelines. To protect our Employees, shareholders, and other stakeholders, the Board of Directors has designated the General Counsel as the individual who is responsible for administering and overseeing the compliance and reporting process of these Guidelines. If you become aware of a situation that may involve a conflict of interest or if you have any questions about a potential conflict of interest, you should discuss the matter with your Supervisor or Stantec’s General Counsel. If the Supervisor is involved in the potential or actual conflict, you should discuss the matter directly with the General Counsel. The General Counsel will refer violations of the Guidelines, as he determines to be appropriate or as required under the directives of the Board of Directors, to the appropriate member of the Executive Leadership Team, the Chairman of the Board or an appropriate Committee of the Board.
No waiver of the requirements of these Guidelines will be granted to the Company’s Directors or Executive Officers without approval of the Board of Director’s Corporate Governance and Compensation Committee.
Responsibility to avoid conflicts of interest or the perception of conflicts of interest arising from outside activities lies with the individual employee. It is expected that employees will act in the best interests of the company at all times.

Reference: Conflict of Interest Guidelines

Action / Communication Required:
•	These Conflict of Interest Guidelines shall be posted on StanNet or otherwise communicated to the Company’s Employees generally. These Guidelines shall also be noted in the orientation for new employees.

•	Currently Stantec’s General Counsel is Jeffrey S. Lloyd.